[On Chapman and Cutler LLP Letterhead]

September 22, 2011

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust II
File Nos. 811-08333 and 333-33607

Dear Mr. Brown:

This letter responds to your comments given during a phone conversation regarding the registration statement filed on Form N-1A for Nuveen Investment Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 30, 2011, which relates to a new series of the Trust, the Nuveen Tradewinds Small-Cap Opportunities Fund (the “Fund”).

FACING SHEET

COMMENT 1

Please delete the last paragraph that lists the funds that are not included in the registration statement.

RESPONSE TO COMMENT 1

The filing has been revised in accordance with this comment.

PROSPECTUS

COMMENT 2 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

Please revise the Fund’s 80% test to include finite asset requirements for the small-capitalization companies included in the Fund.

RESPONSE TO COMMENT 2

The Fund is proposing to have small capitalization companies include those companies with market capitalizations ranging from $100 million to $3 billion at the time of purchase. This change has been included in the revised prospectus.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 3 - INVESTMENT RESTRICTIONS

With regard to restrictions 2 and 4, please add a description of the Investment Company Act of 1940, as amended, restrictions and the related risk factors further describing the Fund’s borrowing and lending policies.

RESPONSE TO COMMENT 3

The filing has been revised in accordance with this comment.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren